PRIMERO ANNOUNCES SHAREHOLDERS VOTE IN FAVOUR OF TRANSACTION WITH FIRST MAJESTIC
Toronto, Ontario, March 13, 2018 - Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) and First Majestic Silver Corp. (“First Majestic”) (TSX: FR) (NYSE: AG) are pleased to announce that Primero’s shareholders have voted in favour of the arrangement transaction (the "Transaction") at a special meeting of shareholders held earlier today. In addition, holders of Primero’s 5.75% convertible unsecured subordinated debentures due February 28, 2020 (the “Primero Debentures”) have, at their meeting today, also voted overwhelmingly in favour of the proposed amendment of the trust indenture to accelerate the maturity date of the debentures to the next Business Day (as defined in the trust indenture) following the effective date of the Transaction.
The Transaction, whereby First Majestic will, among other matters, acquire all of the outstanding common shares of Primero, was approved by more than 99% of votes cast by Primero shareholders. A copy of the complete report on voting will be made available on SEDAR.
The amendment of the trust indenture to accelerate the maturity date of the Primero Debentures to the next Business Day following the effective date of the Transaction was approved by 100% of the votes cast by Primero debentureholders.
The Company will now seek a final order from the Supreme Court of British Columbia to approve the Transaction. The Transaction is expected to close before the end of April 2018, subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions.
Joseph F. Conway, Interim President and Chief Executive Officer of Primero added, "We are very pleased at the overwhelming support by our stakeholders for this transaction with First Majestic. It provides our shareholders an attractive immediate premium as well as retaining exposure to the high quality, long-lived San Dimas asset that they invested in, with the benefit of a significantly reduced stream. Our debentureholders will also benefit by being paid out at par plus accrued interest.”
"The acquisition of Primero adds one of Mexico’s largest and richest precious metals mines to our portfolio and further enhances our growth profile. We are very pleased with the strong support for the transaction and expect to create significant value for shareholders as we continue to unlock its significant regional exploration potential," said Keith Neumeyer, President and Chief Executive Officer of First Majestic.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero’s website is www.primeromining.com.

For further information, please contact:
Investor Relations
Tel: (416) 814-3160
info@primeromining.com

About First Majestic

First Majestic is a mining company focused on growing primary silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. First Majestic presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.0 to 10.6 million ounces of pure silver or 15.7 to 16.6 million ounces of silver equivalents for 2017.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or Investor Relations at 1.866.529.2807.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains forward-looking information under applicable Canadian securities laws (“forward-looking statements”), which may include, without limitation, the current expectations of management of Primero about whether conditions to the consummation of the Transaction will be satisfied, the final approval of the Transaction from the Supreme Court of British Columbia, final antitrust clearance from Mexico and the timing for completing the Transaction. The forward-looking statements are based on the beliefs of management and reflect Primero’s current expectations. When used in this news release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “may”, “will” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current view of Primero. Completion of the Transaction is subject to a number of conditions which are typical for transactions of this nature. Failure to satisfy any of these conditions, as well as court approval, may result in the termination of the Transaction.
By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and Primero undertakes no obligation to update forward-looking statements (unless required by law) if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.
Primero has also assumed that the material factors and assumptions will not cause any forward-looking statements to differ materially from actual results or events. However, the list of these factors and assumptions is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

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